Montgomery, McCracken, Walker & Rhoads, llp
attorneys at law

Laura Anne Corsell Admitted in Pennsylvania, New York	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7598 lcorsell@mmwr.com
Via Edgar
May 5, 2011
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	HC Capital Trust (the “Trust”) Request for Withdrawal of Form 40-APP to the Trust’s File No. 812-13899)
Ladies and Gentlemen:
     On behalf of the Trust, I request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Form 40-APP filed via EDGAR on May 4, 2011 (Accession Number: 0000950123-11-044507) (“Form 40-APP”), because Form 40-APP was filed in error. This request is in accordance with a discussion I had with Ms. Jennifer Sawin of the Commission staff on May 5, 2011, and is filed pursuant to Rule 477(a) under the Securities Act of 1933, as amended.
     No fee is required in connection with this filing. Should you have any questions regarding this filing, please contact the undersigned at (215) 772-7598.

Very truly yours,
/s/ Laura Anne Corsell